CONSENT OF QUALIFIED PERSON

Friday April 12, 2013

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange
NYSE -MKT

Dear Sirs:

Re: Grande Portage Resources Ltd. and Quaterra Resources Inc. NI 43-101 Technical Report dated Wednesday, April 10, 2013 of David G. DuPre P. Geol. and Dave R. Webb, P. Geol. entitled “Technical Report on the Herbert Gold Property, Juneau District, Southeast Alaska”

The undersigned hereby consents to the submission to the regulatory authorities listed above of the NI 43-101 technical report dated Wednesday, April 10, 2013 (the “Report”) of David G. DuPre B.Sc., P.Geol. and Dave R. Webb, B.A.Sc., M.Sc., Ph.D., P.Geol. entitled “Technical Report on Herbert Gold Property, Juneau District, Southeast Alaska”. I also consent to the written disclosure of the Report and any extracts from or summary of the Report in the news release dated April 12, 2013 of the Company and any publication, disclosure document or use by the Companies for regulatory purposes including electronic publication on the public company files on their websites accessible to the public. I certify that I have read the News Release and that it fairly and accurately represents the information the sections of the Report for which I am responsible.

This letter is provided solely for the information of the parties to which it is addressed in connection with the filing of the report and is not to be relied upon for any other purpose.

Yours truly,